Mail Stop 4561
									February 15, 2006

Mr. Don Sproat
President, CEO, and CFO
Telzuit Medical Technologies, Inc.
5422 Carrier Drive
Suite 306
Orlando, FL 32819

      Re:	Taylor Madison Corp.
		Form 10-K/A for the year ended June 30, 2004
		Filed February 9, 2006
      File No. 001-15034

Dear Mr. Sproat:

      We have reviewed your 10-K/A for the Fiscal Year ended June
30,
2004 filed February 9, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K/A for the year ended June 30, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the audit report for the year ended December 31,
2002
is not signed. Please confirm to us that you obtained a manually signed audit report from your independent registered public accounting firm, Berkovits, Lago & Company, LLP, at the time of this filing, in accordance with Rule 302 of Regulation S-T.  If a manually
signed audit report was properly obtained, please revise the report
to include the signature of the auditor as required by Article 2-
02
of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-3

2. We note that the audit report from Deloitte & Touche LLP dated March 20, 2002 includes an "/s/" which denotes that the audit report was signed. We also note your disclosure in Exhibit 99.1 which states that Deloitte & Touche LLP has not given your company its permission to include its Independent Auditors` Report dated March 20, 2002 in your 10-K/A filed February 9, 2006. Please clarify to us whether or not you obtained a manually signed report from Deloitte
&
Touche LLP for purposes of inclusion in this filing on Form 10-K/A made February 9, 2006 as required by Item 302 of Regulation S-T. If you do not have a manually signed report for inclusion in this
Form
10-K/A, remove the report from the filing, label the financial statements for the year ended December 31, 2001 as unaudited, and explain in the filing why you could not obtain a manually signed report for the year ended December 31, 2001 as required by Rule 302 of Regulation S-T.

Item 9A - Controls and Procedures, page 19

3. We note that you use the word "adequate" to describe management`s conclusions regarding the company`s disclosure controls and procedures. Please advise us of management`s conclusions regarding the effectiveness of disclosure controls and procedures in accordance with Item 307 of Regulation S-K. In future filings, including your amended 10-K/A, please use the appropriate effectiveness language when disclosing management`s conclusions regarding the disclosure controls and procedures.









      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Kristi Beshears			Staff Accountant



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Mr. Don Sproat
Taylor Madison Corp.
February 15, 2006
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